UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                 SEC FILE NUMBER
                                     1- 9224
                           NOTIFICATION OF LATE FILING
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                                                              SEC FILE NUMBER
                                                                  1-9224
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(Check One) |X| Form 10-K  |_| Form 20-F  |_| Form 11-K   |_| Form 10-Q
            |_| Form 10-D  |_| FormN-SAR  |_| Form N-CSR

For Period Ended: December 31, 2008
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(Check One)
          |_| Transition Report on Form 10-K
          |_| Transition Report on Form 20-F
          |_| Transition Report on Form 11-K
          |_| Transition Report on Form 10-Q
          |_| Transition Report on Form N-SAR
          For Transition Period Ended: ______________________________

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Full Name of Registrant: Arrow Resources Development, Inc.
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Former Name if Applicable:

     152 West 57th Street, 27th Floor
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Address of Principal Executive Office (Street and Number)

     New York, NY 10019
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City, State and Zip Code

PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K. Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, the subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

      Arrow Resources Development, Inc. (the "Registrant") was not able to complete its Form 10-K for the fiscal year ended December 31, 2008, by the close of business on March 31, 2009, because certain supporting documents required for the completion of the audit of the Registrant's consolidated financial statements for the period ended December 31, 2008, could not, without unreasonable effort or expense, be prepared and provided to the Registrant's independent accountants early enough to allow for the completion of the audit of the Registrant's consolidated financial statements. Thus, the Registrant requires additional time to properly complete and file its Form 10-K for the fiscal year ended December 31, 2008.

      The Registrant will file its Form 10-K for the fiscal year ended December 31, 2008, no later than the fifteenth calendar day after the due date of such Form 10-K.

PART IV  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             Peter J. Frugone         (212)                262-2300
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                  (Name)           (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

      |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Arrow Resources Development, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2009                 By: /s/ Peter J. Frugone
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                                         Peter J. Frugone,
                                         Chief Executive Officer